STELLANTIS VOTE

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## Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

**Votes submitted electronically must be received by 5:00 P.M., CEST, on April 7, 2026.**

**Online**
Go to **www.investorvote.com/STLA** or scan the QR code – login details are located in the shaded bar below.

**Phone**
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

**Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/STLA**

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposal – The Board of Directors recommend a vote FOR all proposals.

| Proposal | For | Against | Abstain |
|---|---|---|---|
| **2. Annual Report 2025** | | | |
| 2.d. Remuneration Report 2025 (advisory voting) | ☐ | ☐ | ☐ |
| 2.e. Adoption of the Annual Accounts 2025 | ☐ | ☐ | ☐ |
| 2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2025 | ☐ | ☐ | ☐ |
| **3. Appointment of Executive and Non-Executive Directors** | | | |
| 3.a. Proposal to re-appoint Mr. John Elkann as Executive Director | ☐ | ☐ | ☐ |
| 3.b. Proposal to re-appoint Mr. Robert Peugeot as Non-Executive Director | ☐ | ☐ | ☐ |
| 3.c. Proposal to re-appoint Mr. Henri de Castries as Non-Executive Director | ☐ | ☐ | ☐ |
| 3.d. Proposal to appoint Mr. Juergen Esser as Non-Executive Director | ☐ | ☐ | ☐ |
| **4. Appointment of the auditor and assurance provider** | | | |
| 4.a. Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2026 | ☐ | ☐ | ☐ |
| 4.b. Proposal to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2026 | ☐ | ☐ | ☐ |
| **5. Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights** | | | |
| 5.a. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company's articles of association | ☐ | ☐ | ☐ |
| 5.b. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company's articles of association | ☐ | ☐ | ☐ |
| **6. Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital** | | | |
| Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company's own share capital in accordance with article 9 of the Company's articles of association | ☐ | ☐ | ☐ |

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**Small steps make an impact.**

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/STLA

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

## Proxy – STELLANTIS NV

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### ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 14, 2026

The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Stellantis N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Tuesday, April 14, 2026, commencing at 2:00 P.M. CEST and any adjournments thereof. The AGM will be held at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

**IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.**

**ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.**

**B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
| --- | --- | --- |
| / / | | |

**C Non-Voting Items**

| Change of Address — Please print new address below. | Comments — Please print your comments below. |
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